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                 Supplement to Prospectus Dated April 13, 1999

  ImaginOn has notified the Shaar Fund, Ltd. and World Capital Funding LLC that it has decided to lower the warrant exercise price for the warrants owned by them (see page 16 in the Prospectus) from $6.00 per share to $3.50 per share for the period beginning at 12:01 a.m. Pacific Standard Time October 26, 1999, until Ocotober 28, 1999 at 5:00 p.m. Pacific Standard Time.

  The October 25, 1999 closing price for ImaginOn common stock on the NASDAQ SmallCap Market was $4.03125 per share.

                The date of this Supplement is October 25, 1999